FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#1904-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N7

(Address of principal Executive offices )

Attachments:

1.

Press Release.

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X                                            FORM 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                                                                NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: November 18, 2005

BY:

s/ Chris Robbins

It’s       Vice President

(Title)

Anglo Swiss Resources Inc.

Suite 1904 - 837 West HASTINGS Street

Vancouver, BC  V6C 3N7

604-683-0484

Fax: 604-683-7497

November 18, 2005

VIA EDGAR

Securities & Exchange Commission

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

s/ Chris Robbins

Per:

Chris Robbins

Vice  President

November 18, 2005

ANGLO SWISS RESOURCES ACQUIRES 52,459 ACRES
– PROXIMAL TO PEREGRINE DIAMONDS DO-27 PIPE AND THE DIAVIK DIAMOND MINE – DIAMOND CLAIMS INCREASED TO 160,000 ACRES, LAC DE GRAS, NWT

Anglo Swiss Resources Inc.  (TSX-Venture-ASW, OTC BB - ASWRF, Berlin - AMO) is pleased to report it has entered into an agreement with Impala Resources Inc. a private B.C. company, whereby Anglo Swiss has acquired a 100% interest to 25 mineral claims (MS 1-25), covering approximately 52,459 acres in the diamond producing area of  Lac de Gras, NWT.

This acquisition is located approximately 35 kilometers southeast of the Diavik Diamond Mine and is proximal to the DO-27 Kimberlite currently the focus of detailed exploration by Peregrine Diamonds et al. The Company’s new claims cover KIM (kimberlite indicator minerals) anomalies and airborne geophysical anomalies which require further work to prioritize drill targets.

Recent results from the Peregrine DO-27 Pipe were released with 136 carats recovered from 151.3 tonnes of kimberlite. One parcel of 108.5 tonnes of kimberlite yielded 0.98 carat per tonne averaging $68 (US) per carat and a smaller parcel of 42.8 tonnes of kimberlite yielded 0.70 carats per tonne ranging from $32.34 (US) per carat to a high of $35.36 (US) per carat.

Anglo Swiss is an exploration company focused on locating diamond-bearing kimberlites in the Lac de Gras area, NWT, Canada.  The Company's philosophy is to obtain majority ownership of under-explored areas with unexplained kimberlite indicator mineral trains ("KIM's") and/or kimberlite targets near known kimberlites and diamond mining operations.

Anglo Swiss has now acquired four projects which meet the acquisition criteria.  Two adjacent properties are located near Lac de Gras and lie approximately 60 kilometers north of the Ekati Diamond Mine, and 90 kilometers north of the Diavik Diamond Mine, Canada's first two diamond mines.  These claim groups total 91,856 acres and host the LI 201 diamondiferous kimberlite.  These claims were originally explored during the first phase of diamond exploration during the staking rush in the 1990's which followed the discovery of the diamond rich kimberlites now part of the Ekati Mine.

The fourth Anglo Swiss diamond project, known as the "Fishing Lake property", lies some 110 kilometers north of Yellowknife, NWT, toward the western margin of the Slave Craton.  The Fishing Lake property covers 16,631 acres and covers a region containing the probable source area for kimberlite indicator mineral trains identified during the first stage of exploration for diamonds on the Slave Craton.

These four claim groups cover over 160,000 acres and are the probable source areas for unresolved KIM trains and include known diamondiferous kimberlite which warrants additional exploration.

Anglo Swiss is currently compiling new and existing information from public and private sources for these claims, and has completed a program of selected till sampling in the field to better prioritize further exploration and drill targets. Results will be announced shortly.

In light of the close proximity to producing diamond mines, the presence of numerous diamondiferous kimberlites and KIM's, management is of the opinion that these properties are highly prospective for the further discovery of diamonds and that the acquisition of these claims significantly enhances the Company's property position in the Lac de Gras region.

Anglo Swiss will continue to evaluate other diamond properties within the Lac de Gras/Slave Craton NWT area that meet its acquisition criteria. Anglo Swiss intends to position itself as a majority holder of claims of merit in under-explored areas with unexplained kimberlite indicator mineral trains and/or kimberlite targets near known kimberlites and diamond mining operations.

This recent acquisition is subject to Exchange approval and requires the Company to make cash payments totaling $50,000 and issuing 2,000,000 shares of Anglo Swiss to the vendors.  The Vendors retain a 2% gross overriding royalty ("GORR") on any diamond production, of which the Company may purchase 1% point for $1,000,000.  A kimberlite "discovery bonus" is included by which the Company will pay to the Vendors 250,000 common shares for each new kimberlite discovered, to a maximum of 1,000,000 shares.

Anglo Swiss has three other exploration projects:

-

100% of the 76,570 acre McAllister property which has been

identified as the host of a potential diamondiferous lamproite located in south-eastern British Columbia,

-

the historic Kenville Gold Mine located near Nelson, British

Columbia, a past producer of gold and silver, currently being explored under the term of an option joint venture agreement which requires $700,000 of expenditures by August 29, 2006,

-

the Blu Starr Gemstone property, also situated in southern British

Columbia, hosts a variety of gemstone discoveries (star-sapphire, gem garnet, iolite, aquamarine, tourmaline, titanite, moonstone and several varieties of quartz crystals).  The property consists of over 14,000 acres of mineral tenure and 1853 acres of placer mineral title.

On behalf of the Board of Directors of

Anglo Swiss Resources Inc.,

(s) Len Danard

    President  & CEO

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

THE COMPANY RELIES ON LITIGATION PROTECTION FOR “FORWARD LOOKING” STATEMENTS.